March 5, 2009
Mr. Ernest Greene
Mr. John Hartz
United States Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E. Stop 7010
Washington, D.C. 20549
Re:	PMFG, Inc. Form 10-K for Fiscal Year Ended June 30, 2008 Forms 10-Q for Fiscal Quarters Ended September 30, 2008 and December 31, 2008 File No. 1-34156
Dear Mr. Greene and Mr. Hartz,
     We received your comment letter regarding the above listed filings of PMFG, Inc. We are working diligently to respond to your letter and your requests for information. We believe that we will be able to provide you with a response letter by March 30, 2009.
     Please feel free to call me at any time to discuss this matter at (972) 559-6340.

Sincerely,
/s/ Melissa G. Beare
Melissa G. Beare
General Counsel